Exhibit 99.1

E-House Reports Fourth Quarter and Full Year 2014 Results and Declares Cash Dividend

SHANGHAI, China, March 18, 2015 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter and full year ended December 31, 2014.

Fourth Quarter 2014 Highlights

•                  Total revenues increased by 22% year-on-year to $312.3 million

•                  Revenues from real estate online services increased by 36% year-on-year to $171.8 million, including $124.5 million in revenues from e-commerce services, which grew by 61% year-on-year

•                  Revenues from real estate information and consulting services increased by 30% year-on-year to $31.7 million

•                  Revenues from primary real estate agency services increased by 6% year-on-year to $95.0 million

•                  Non-GAAP1 income from operations was $39.7 million; excluding spending of $11.7 million in new business units (community value-added services and real estate financial services) launched in 2014, non-GAAP income from operations was $51.5 million

•                  Non-GAAP net income attributable to E-House shareholders was $25.9 million, or $0.14 per diluted American depositary share (“ADS”)

Full Year 2014 Financial Highlights

•                  Total revenues increased by 24% year-on-year to $904.5 million

•                  Revenues from real estate online services increased by 48% year-on-year to $495.9 million, including $326.7 million in revenues from e-commerce services, which grew by 92% year-on-year

•                  Revenues from real estate information and consulting services increased by 8% year-on-year to $82.7 million

•                  Revenues from primary real estate agency services increased by 2% year-on-year to $273.9 million

•                  Non-GAAP income from operations was $99.1 million; excluding spending of $19.9 million in new business units (community value-added services and real estate financial services) launched in 2014, non-GAAP income from operations was $119.0 million

•                  Non-GAAP net income attributable to E-House shareholders was $70.9 million, or $0.46 per diluted ADS

Xin Zhou, E-House’s co-chairman and CEO, said, “We achieved strong revenue growth in 2014 despite overall weakness in China’s real estate market. This was driven primarily by continued high growth of our online services unit Leju, which became a stand-alone public company in April 2014. In addition, our real estate information and consulting services and primary real estate agency services continued to grow as well in 2014, due to solid execution by our team.”

Mr. Zhou continued, “While our existing business units continued to deliver solid growth, we launched two new business units in the second half of 2014 to broaden our service scope from serving mainly home buyers to home owners as well, and to help position our company for continued growth well into the future. The two new business units, community value-added services and real estate financial services, have seen very encouraging early results within the first several months of their operations and are reflective of the types of innovative products and services we aim to bring to our customers. Our real estate financial services peer-to-peer platform ‘Fang Jin Suo’ has introduced a variety of real estate-related financial products since its launch and has attracted over 14,000 individuals, resulting in over $47 million of transaction flows through the platform. Our mobile community services app ‘Shi Hui’ attracts significant mobile users by offering free products and services, mostly supplied by retailers and service providers, and has already grown its user base to more than 3.3 million, with approximately 390,000 daily active users. Retailers and service providers have found Shi Hui more effective in brand promotion than regular mobile ads due to active user engagement and participation. In addition, a portion of Shi Hui users are directed to the official websites of these retailers and service providers for additional opportunities to win free awards and discounts, driving increased online traffic to these websites. Due to the unique mobile marketing solutions Shi Hui provides, retailers and service providers have increased their activities on Shi Hui by providing nearly RMB4 billion (approximately US$650 million) worth of free offers and discounts. In addition, Shi Hui has also been used as a community social network app as it groups its users by their residential compounds, office buildings or schools. Because of Shi Hui’s initial success, we expanded its operations from Shanghai and Beijing to a total of 10 cities as of the end of 2014 and expect to continue expanding into at least 50 cities in 2015. We believe both Shi Hui and Fang Jin Suo complement our existing services and will add new potential growth drivers to the company. Therefore, we plan to invest $200 million to $300 million in these new businesses during the next two years.”

1 E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Bin Laurence, E-House’s CFO, said, “We are very pleased that E-House achieved top-line growth in all of our existing business segments in 2014, despite a difficult real estate market with overall real estate transaction volume reductions. Our margins have been impacted by our spending on new business initiatives; yet, excluding the new business-related expenditures, we achieved profitability in both Leju and E-House’s remaining businesses, as well as solid growth in operating income. Based on the initial results that we have seen, we believe the investments in our new businesses will create additional value for our shareholders. Furthermore, we continued to pay attractive dividends in the form of a special dividend which included both cash and shares in Leju in January 2015, and a cash dividend that we are announcing today.”

Fourth Quarter 2014 Results

Total revenues were $312.3 million, an increase of 22% from $255.4 million for the same quarter of 2013, primarily driven by the growth of revenues from real estate online services.

Revenues from real estate online services were $171.8 million, an increase of 36% from $126.3 million for the same quarter of 2013, mainly contributed by the growth of revenues from e-commerce services. Revenues from e-commerce services were $124.5 million, an increase of 61% from $77.5 million for the same quarter of 2013, primarily due to a 28% increase in discount coupons redeemed (see “Selected Operating Data” below for more details on the discount coupons sold and redeemed). Revenues from online advertising services were $43.8 million, a slight increase from $43.2 million for the same quarter of 2013. Revenues from listing services were $3.5 million, compared to $5.6 million for the same quarter of 2013, primarily due to the slowdown in secondary home sales.

Revenues from real estate brokerage services were $97.8 million, an increase of 6% from $92.1 million for the same quarter of 2013. Real estate brokerage services include primary real estate agency services and secondary real estate brokerage services. Revenues from primary real estate agency services were $95.0 million, an increase of 6% from $89.2 million for the same quarter of 2013. The increase was caused by the increase of average commission rate, despite the slight decreases in the total gross floor area (“GFA”) of new properties sold and the total transaction value of new properties sold compared to the same quarter of 2013. (See “Selected Operating Data” below for more details on the total GFA and transaction value of new properties sold.) Revenues from secondary real estate brokerage services were $2.8 million, which was relatively flat compared to $2.9 million for the same quarter of 2013.

Revenues from real estate information and consulting services were $31.7 million, an increase of 30% compared to $24.4 million for the same quarter of 2013, due to increased revenues in both information services and consulting services.

Revenues from other services were $11.0 million, a decrease of 12% from $12.6 million for the same quarter of 2013. Other services include offline real estate advertising services, promotional events services, real estate fund management services, community value-added services and real estate financial services. No material revenues were generated by the newly launched community value-added services and real estate financial services. The revenue decrease from other services in the fourth quarter was primarily due to the decrease in revenues from offline promotional events services.

Cost of revenues was $96.5 million, an increase of 16% from $83.2 million for the same quarter of 2013, primarily due to increased staff costs from primary real estate agency services, and increased consulting project costs from real estate information and consulting services, in line with the revenue increases.

Selling, general and administrative (“SG&A”) expenses were $186.0 million, an increase of 36% from $136.3 million for the same quarter of 2013, primarily due to higher SG&A expenses for real estate online services, as well as $8.0 million in expenses related to community value-added services and $3.7 million in expenses related to real estate financial services, both of which commenced in the third quarter of 2014.

Income from operations was $30.5 million, a decrease of 20% from $38.0 million for the same quarter of 2013. Non-GAAP income from operations was $39.7 million, a decrease of 17% from $48.1 million for the same quarter of 2013. Excluding the expenses related to newly-launched community value-added services and real estate financial services, non-GAAP income from operations was $51.5 million.

Net income was $21.6 million, a decrease of 28% from $29.9 million for the same quarter of 2013. Non-GAAP net income was $31.2 million, a decrease of 14% from $36.5 million for the same quarter of 2013.

Net income attributable to E-House shareholders was $18.6 million, or $0.12 per diluted ADS, a decrease of 41% from $31.8 million, or $0.22 per diluted ADS, for the same quarter of 2013. Non-GAAP net income attributable to E-House shareholders was $25.9 million, or $0.14 per diluted ADS, a decrease of 32% from $38.3 million, or $0.26 per diluted ADS, for the same quarter of 2013.

Full Year 2014 Results

Total revenues were $904.5 million, an increase of 24% from $731.1 million for 2013, primarily driven by the growth of revenues from real estate online services and real estate information and consulting services.

Revenues from real estate online services were $495.9 million, an increase of 48% from $335.4 million for 2013, contributed by the growth of revenues from e-commerce and online advertising services. Revenues from e-commerce services were $326.7 million, an increase of 92% from $170.2 million for 2013, primarily due to a 61% increase in discount coupons redeemed (see “Selected Operating Data” below for more details on the discount coupons sold and redeemed). Revenues from online advertising services were $154.9 million, an increase of 7% from $145.4 million for 2013, due to growth in both the Company’s new home and home furnishing channels. Revenues from listing services were $14.3 million, compared to $19.8 million for 2013, primarily due to the slowdown in secondary home sales.

Revenues from real estate brokerage services were $283.4 million, a slight increase from $280.8 million for 2013. Revenues from primary real estate agency services were $273.9 million, an increase of 2% from $269.6 million for 2013. Revenues from secondary real estate brokerage services were $9.5 million, a decrease of 15% from $11.2 million for 2013, due to the Company’s decision to close unprofitable physical stores.

Revenues from real estate information and consulting services were $82.7 million, an increase of 8% from $76.7 million for 2013, mainly due to an increase in revenues from real estate information services.

Revenues from other services were $42.5 million, an increase of 11% from $38.2 million for 2013, primarily attributable to carried interest recognized from real estate fund management services of $5.4 million during the third quarter of 2014.

Cost of revenues was $306.1 million, an increase of 12% from $274.0 million for 2013, due to increased staff costs from primary real estate agency services, and increased consulting project costs from real estate information and consulting services, partially offset by the decrease of the fees paid to third parties for services in connection with the Company’s online listing business, and the decrease of the amortization expenses of intangible assets.

SG&A expenses were $545.5 million, an increase of 36% from $400.9 million for 2013, primarily due to higher SG&A expenses for real estate online services, as well as $15.8 million in expenses related to community value-added services and $3.9 million in expenses related to real estate financial services, both of which commenced in the third quarter of 2014.

Income from operations was $61.7 million, a slight increase from $61.0 million for 2013. Non-GAAP income from operations was $99.1 million, a decrease of 3% from $102.5 million for 2013. Excluding the expenses related to newly-launched community value-added services and real estate financial services, non-GAAP income from operations was $119.0 million.

Net income was $52.3 million, an increase of 2% from $51.1 million for 2013. Non-GAAP net income was $88.0 million, an increase of 4% from $84.9 million for 2013.

Net income attributable to E-House shareholders was $40.0 million, or $0.26 per diluted ADS, a decrease of 23% from $52.0 million, or $0.38 per diluted ADS, for 2013. Non-GAAP net income attributable to E-House shareholders was $70.9 million, or $0.46 per diluted ADS, a decrease of 17% from $85.4 million, or $0.63 per diluted ADS, for 2013.

Cash Flow

As of December 31, 2014, the Company’s cash and cash equivalents balance was $630.6 million.

Fourth quarter 2014 net cash provided by operating activities was $42.2 million, mainly attributable to non-GAAP net income of $31.2 million, as well as increases in accrued payroll and welfare of $39.9 million, an increase in income tax payables and other tax payables of $26.4 million and a decrease in customer deposits of $22.5 million, offset by an increase in accounts receivable of $39.2 million and an increase in restricted cash of $38.6 million. Net cash used in investing activities was $17.3 million, mainly comprised of $15.2 million in capital expenditures, and $5.9 million prepayment for business acquisition, partially offset by the collection of short-term investment of $1.3 million and proceeds from the disposal of property and equipment of $2.3 million. Net cash provided by financing activities was $18.1 million, mainly comprised of $36.0 million cash received from short-term loan, partially offset by $15.5 million in dividends paid to shareholders and $2.2 million paid for the acquisition of the remaining non-controlling interests in the Company’s online business.

Declaration of Cash Dividend

E-House announced today that its board of directors had authorized and approved the Company’s payment of a cash dividend of $0.15 per ordinary share ($0.15 per ADS). The cash dividend will be payable on or about May 15, 2015 to shareholders of record as of the close of business on April 10, 2015. Dividends to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

Business Outlook

The Company estimates that its fiscal 2015 total revenues will be approximately $1.05 billion to $1.10 billion, which would represent an increase of approximately 16% to 22% from $904.5 million in 2014. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

E-House’s management will host an earnings conference call on March 18, 2015 at 8:15 a.m. U.S. Eastern Time (8:15 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:  +1-845-675-0437

Hong Kong:            +852-3018-6771

Mainland China:     +86-10-800-819-0121

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”

A replay of the conference call may be accessed by phone at the following number until March 25, 2015:

International:       +1-646-254-3697

Passcode:              1002518

Additionally, a live and archived webcast will be available at http://ir.ehousechina.com.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 250 cities. E-House offers a wide range of services to the real estate industry, including real estate online services through our 70%-owned subsidiary, Leju Holdings Limited (NYSE: LEJU), primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion, real estate investment management and financial services, and community value-added services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, , which may not be indicative of E-House’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions that may continue to exist in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Michelle Yuan

Director of Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0754

E-mail: michelleyuan@ehousechina.com

Mr. Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

E-mail: ej@ogilvy.com

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEET

(In thousands of U.S. dollars)

	December 31,	December 31,
	2013	2014
ASSETS
Current assets
Cash and cash equivalents	413,319	630,617
Restricted cash	2,310	40,402
Customer deposits, net	67,602	92,797
Accounts receivable, net	357,442	415,150
Advance payment for properties, current	60,076	51,983
Properties held for sale	15,305	34,842
Short-term investment	1,279	—
Deferred tax assets, net	66,332	64,805
Prepaid expenses and other current assets	44,235	39,339
Amounts due from related parties	1,263	6,094
Total current assets	1,029,163	1,376,029
Property and equipment, net	50,077	49,109
Intangible assets, net	141,232	120,381
Investment in affiliates	39,052	51,681
Goodwill	51,600	51,540
Customer deposits, non-current, net	652	797
Investment in preferred shares of a private entity	—	39,485
Other non-current assets	43,744	87,902
Total assets	1,355,520	1,776,924
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	11,265	8,261
Accrued payroll and welfare expenses	102,632	116,577
Income tax payable	98,686	117,594
Other tax payable	40,001	49,390
Amounts due to related parties	5,536	7,356
Advance from property buyers	2,453	2,261
Short-term borrowings	—	35,954
Dividend payables	—	12,902
Advance from customers and deferred revenue	24,617	19,013
Liability for exclusive rights, current	8,968	—
Other current liabilities	62,467	85,837
Total current liabilities	356,625	455,145
Deferred tax liabilities	29,901	28,203
Convertible senior notes	131,651	132,752
Other non-current liabilities	1,472	658
Total liabilities	519,649	616,758
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 137,816,482 and 142,123,368 shares issued and outstanding, as of December 31, 2013 and December 31, 2014, respectively	138	142
Additional paid-in capital	859,468	991,646
Subscription receivables	(2,148)	(196)
Accumulated deficit	(107,705)	(67,703)
Accumulated other comprehensive income	72,185	83,901
Total E-House equity	821,938	1,007,790
Non-controlling interests	13,933	152,376
Total equity	835,871	1,160,166
TOTAL LIABILITIES AND EQUITY	1,355,520	1,776,924

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2013	2014	2013	2014

Revenues	255,376	312,325	731,079	904,499
Cost of revenues	(83,243)	(96,515)	(274,036)	(306,133)
Selling, general and administrative expenses	(136,340)	(185,975)	(400,947)	(545,492)
Other operating income	2,235	653	4,918	8,787
Income from operations	38,028	30,488	61,014	61,661

Interest expenses	(193)	(1,334)	(193)	(5,325)
Interest income	594	1,030	2,180	3,210
Other income (expenses), net	(189)	678	(1,051)	3,858
Income before taxes and equity in affiliates	38,240	30,862	61,950	63,404
Income tax expense	(7,691)	(9,522)	(13,678)	(14,901)
Income before equity in affiliates	30,549	21,340	48,272	48,503
Income (loss) from equity in affiliates	(668)	282	2,814	3,835
Net income	29,881	21,622	51,086	52,338

Less: net income (loss) attributable to non-controlling interests	(1,871)	3,026	(871)	12,336
Net income attributable to E-House shareholders	31,752	18,596	51,957	40,002

Earnings per share:
Basic	0.23	0.13	0.40	0.29
Diluted	0.22	0.12	0.38	0.26
Shares used in computation:
Basic	135,829,362	141,427,003	130,163,165	139,211,442
Diluted	146,664,066	146,710,603	135,779,997	146,687,835

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.1190 on December 31, 2014 and USD1 = RMB6.1380 for the three months ended December 31, 2014

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Year ended
	December 31,		December 31,
	2013	2014	2013	2014

Net income	29,881	21,622	51,086	52,338
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	5,042	3,321	17,533	(2,120)
Unrealized holding gains for investment in preferred shares of a private entity	—	9,136	—	13,765
Comprehensive income	34,923	34,079	68,619	63,983

Less: Comprehensive income (loss) attributable to non-controlling interests	(1,778)	3,290	(404)	12,270
Comprehensive income attributable to E-House shareholders	36,701	30,789	69,023	51,713

E-HOUSE (CHINA) HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Year ended
	December 31,		December 31,
	2013	2014	2013	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income from operations	38,028	30,488	61,014	61,661
Share-based compensation expense	4,383	5,807	18,903	22,176
Amortization of intangible assets resulting from business acquisitions	5,660	3,450	22,606	15,269
Non-GAAP income from operations	48,071	39,745	102,523	99,106

GAAP net income	29,881	21,622	51,086	52,338
Share-based compensation expense (net of tax)	4,383	5,807	18,903	22,176
Amortization of intangible assets resulting from business acquisitions (net of tax)	2,215	3,775	14,924	13,482
Non-GAAP net income	36,479	31,204	84,913	87,996

Net income attributable to E-House shareholders	31,752	18,596	51,957	40,002
Share-based compensation expense (net of tax and non-controlling interests)	4,383	4,493	18,903	19,860
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,117	2,822	14,562	11,085
Non-GAAP net income attributable to E-House shareholders	38,252	25,911	85,422	70,947

GAAP earnings per ADS — basic	0.23	0.13	0.40	0.29

GAAP earnings per ADS — diluted	0.22	0.12	0.38	0.26

Non-GAAP earnings per ADS — basic	0.28	0.18	0.66	0.51

Non-GAAP earnings per ADS — diluted	0.26	0.14	0.63	0.46

Shares used in calculating basic GAAP / non-GAAP net income attributable to shareholders per ADS	135,829,362	141,427,003	130,163,165	139,211,442

Shares used in calculating diluted GAAP net income attributable to shareholders per ADS	146,664,066	146,710,603	135,779,997	146,687,835
Shares used in calculating diluted non-GAAP net income attributable to shareholders per ADS	146,664,066	155,669,729	135,779,997	146,687,835

E-HOUSE (CHINA) HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Year ended
	December 31,		December 31,
	2013	2014	2013	2014

Primary real estate agency services
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	7,081	6,928	21,504	21,752
Total value of new properties sold (millions of RMB)	64,312	63,795	196,509	195,410
Total value of new properties sold (millions of $)	10,480	10,503	31,747	31,993

E-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	92,527	99,688	231,008	323,495
Number of discount coupons redeemed (number of transactions)	59,684	76,150	136,106	219,557